Exhibit 99.1

NEWS RELEASE

YAMANA GOLD ANNUAL ANALYST AND INVESTOR DAY NOTIFICATION

TORONTO, ONTARIO, October 14 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) will be hosting its annual analyst and investor day on October 15, 2008 at 9:00 a.m. to 1:00 p.m. E.T.

Presentations will be available by audio webcast and for download on Yamana’s website at www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. The company continues to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake Vice President, Public and Investor Relations (416) 815-0220 Email: investor@yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com